UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Attached to this Form 6-K as Exhibit 99.1 are English translations of 1) the Notice of Convocation of FY 2026 Ordinary General Shareholders’ Meeting, and 2) the Business Report for the period from April 1, 2025 to March 31, 2026, each as filed by the registrant with the Tokyo Stock Exchange on May 28, 2026.

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Convocation of FY 2026 Ordinary General Shareholders’ Meeting, and the Business Report for the period from April 1, 2025 to March 31, 2026 (English Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO